Exhibit 9.3(b)

Amendments to LIVE Increasing Rate Notes Indenture


For purposes of this Exhibit 9.3(b) only, the LIVE
Increasing Rate Notes shall be referred to as the "Notes" and the LIVE Increasing Rate Notes Indenture shall be referred to as the "Indenture". Other capitalized terms used herein shall have the meaning ascribed to them in the Indenture, except that "Effective Date" shall have the meaning ascribed to it in the Agreement. The Indenture will be amended as follows:

1. Definitions. The definition of Senior Debt in the Indenture will be expanded to provide that any indebtedness which by its terms is stated to be senior to the Notes will be treated as senior debt;
the definition of the Bank Credit Facilities will be amended to include Carolco and LHV bank credit facilities (including guarantees thereof); and conforming changes will be made.

2.   Section 2.12 (Payment of Interest; Interest
Rights Preserved). A technical change will be made to clarify how interest is paid after a default.

3. Section 3.02 (Optional Redemption). LIVE will be allowed to redeem part, as well as all, of the Notes.

4. Section 4.05 (Compliance Certificate). An amendment will be made to conform the requirements in the Indenture with Carolco's indentures -- only an Officer's Certificate will be required and no certificate of LIVE's outside independent certified public accountants will be required.

5.   Section 4.10 (Ownership of Stock of Wholly
Owned Subsidiaries). LIVE is required to maintain each of its wholly owned subsidiaries as a 100% subsidiary unless disposed of in full. This provision will be removed.

6.   Section 4.15 (Limitation on Dividends and Other
Payment Restrictions Affecting Restricted
Subsidiaries).  This provision restricts
Subsidiaries from agreeing to limits on the payment of dividends, making loans or repaying indebtedness to LIVE except as may be imposed in the Bank Credit
Facilities. This provision will be modified to make a clear that product acquisition transactions may also create such restrictions.

7. Section 4.16 (Restrictions on Sale and Issuance of Restricted Subsidiary Preferred Stock). This provision restricts LIVE from allowing its Subsidiaries to issue preferred stock to third parties unless LIVE could incur debt in like amount.
This provision will be removed.

8.   Section 4.17 (Restricted Payments and
Investments).  The prohibition on Restricted
Payments and Restricted Investments will not apply if LIVE is not in default.

9.   Section 4.18 (Limitation on Additional
Indebtedness).  This provision will removed.

10.  Section 4.20 (Limitation on Creation of Liens).
This provision will be removed.

11.  Section 4.21 (Company or Subsidiaries May
Consolidate, etc. only on Certain Terms). There will be no restriction on the ability of Subsidiaries to merge with each other, liquidate or take other actions. LIVE will be allowed to merge, etc., as long as the surviving company assumes the Notes, LIVE is not in default and no default will be caused by the merger, and the net worth of the resulting comparing is no less than the net worth of LIVE prior to the merger.

12. Section 4.22 (Rank of Future Debt). This provision will be removed.

13. Section 4.23 (Consolidated Net Worth). This provision will be removed.

14. Section 6.01 (Events of Default). The cross default provisions in this Indenture will be conformed to those in Carolco's indentures by increasing the cross default threshold from $3 million to $5 million, changing the grace periods and increasing the number of holders required to notice an Event of Default.

15. Section 6.02 (Acceleration). The percentage required to accelerate for a monetary default will be changed from 25% to 33-1/3%